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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-18198

                           NOTIFICATION OF LATE FILING

                                  (Check One):
         [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form
         [ ] 10-QSB [ ] Form N-SAR

         For Period Ended: July 31, 1999
                          ----------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For Transition Period Ended:
                                      ------------------------------------------

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................
 ................................................................................

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PART I--REGISTRANT INFORMATION

         Full Name of Registrant DeVlieg-Bullard, Inc.
                                 -----------------------------------------------
         Former Name if Applicable
                                   ---------------------------------------------
         Address of Principal Executive Office (Street and Number)
         1900 Case Parkway South
         -----------------------------------------------------------------------
         City, State and Zip Code: Twinsburg, Ohio 44807
                                   ---------------------------------------------

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PART II--RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the




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prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10- Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         On July 15, 1999, the Company filed a voluntary petition in the United States Bankruptcy Court for the Northern District of Ohio (the "Bankruptcy Court") for reorganization under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing imposed certain difficulties on the Company in obtaining an audit of its financial statements for the fiscal year ended July 31, 1999, including a delay in the engagement of PricewaterhouseCoopers LLP ("PWC") to conduct the audit, which was subject to approval by the Bankruptcy Court. In addition, the Company's bankruptcy filing and other issues affecting the Company, including diversion of managements' attention in connection with the sale of the Company's Powermatic division, the lack of a chief financial officer and the termination of employment of several employees important to the audit process, left the Company without the necessary resources to expedite the audit. Because the audit has not been completed and PWC has not issued its report, the Company cannot file its Annual Report on Form 10-K on time. The Company intends to file its Form 10-K on or before December 31, 1999 or as soon as practicable upon completion of the audit. Until the Company files its Annual Report on Form 10-K, the Company will file the monthly reports it provides to the Bankruptcy Court on a Current Report on Form 8-K.

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PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Richard Sappenfield               (330)                   963-0699
         -------------------            -----------           ------------------
                (Name)                  (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


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                                                                 [X ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the fiscal year ended July 31, 1999, the Company experienced liquidity problems and was not able to make timely payments to its trade and other creditors, resulting in the Company's inability to meets its obligations to customers in a timely fashion and a decline in the number of orders received. The Company tried unsuccessfully to obtain financing on terms acceptable to it and sell certain non-core assets to provide additional liquidity, and on July 15, 1999 filed a voluntary petition with the Bankruptcy Court for reorganization under Chapter 11 of the Bankruptcy Code. These events significantly impacted the Company's results of operations and financial condition for fiscal 1999 which will be reflected in the Annual Report on Form 10-K.

DeVlieg-Bullard, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 1999               By: /s/ John Haggerty
                                         ---------------------------------------
                                     Name: John Haggerty
                                     Title: Chief Executive Officer


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                                    EXHIBIT A


November 1, 1999


John Haggerty
Chief Executive Officer
DeVlieg-Bullard, Inc.
1900 Case Parkway South
Twinsburg, Ohio 44807

Dear Mr. Haggerty,

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated October 29, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of DeVlieg-Bullard, Inc. on or before the date the Form 10-K of DeVlieg-Bullard, Inc. for the year ended July 31, 1999 is required to be filed.


Yours very truly,



/s/ PricewaterhouseCoopers LLP